Monster Offers

A Nevada Corporation

_____________________________________________________________________________

P.O. Box 1092, Bonsall, California 92003

Telephone: (760) 208-4905 • Facsimile: (619) 374-2811

March 5, 2012

VIA EDGAR TRANSMISSION AND FAX TRANSMISSION

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, DC 20549

Attention: Mr. Edwin Kim, Staff Attorney

Fax Number: 703.813.6963

Re: Monster Offers

Preliminary Information Statement on Schedule 14C

Filed February 23, 2012

File No. 000-53266

Dear Mr. Kim:

On behalf of Monster Offers (the “Company”), this letter responds to your March 2, 2012 comment letter, concerning our above referenced filing. We have replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies. The responses to the comments are numbered to relate to the corresponding comments in your letter.

General

1. Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. Accordingly, please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. In this regard, you disclose that you obtained the consent of the holders of a 56% majority of the shares of common stock to vote in favor of your proposed reverse stock split/forward stock split presented in your information statement. In your response letter, please identify these stockholders, the percentage of votes they each represent and their relationships with the company. Please also tell us the sequence of events through which these consents were obtained and provide an analysis as to whether such activities constitute a solicitation, as defined in Rule 14a-1(1). Alternately, you may re-file on Schedule 14A.

Response: We respectfully note the Staff’s comment. With respect to the outcome of the vote for the reverse split, the following four shareholders voted in favor of the reverse stock split:

Monster Offers Shareholder	Relationship to the Company	Shares Owed Voted For the Reverse Stock Split	Shares Owned Withheld from Voting	Percent of Shares Voted in Favor of the Reverse Stock Split
Paul Gain	Chairman/CEO	14,700,000	0	22.7%
Powerhouse Development	Long-term Shareholder	16,875,000	0	26.1%
Scott Gerardi	Non-affiliated shareholder; former officer of the Company	3,000,000		4.6%
Jonathan Marshall	Non-affiliated shareholder; former officer of the Company	1,500,000	0	2.3%
		__________		___________
Totals		36,075,000		55.7%

All of these stockholders are either active members of management, former management, or long-term investors in the Company, who are generally familiar with and have been actively involved with the Company over the years and, seemingly, do not require certain of the protections afforded under Section 14 of the Securities Exchange Act of 1934.

With regards to the sequence of events through which these consents were obtained, as stated, all of these shareholders have long-term existing personal relationships with the Company.

During 2011, these shareholders have made a number calls to Paul Gain, the Company’s President, whether during business hours or otherwise, discussing or inquiring about the steps the Company was contemplating to address issues related to the low price of the Company’s shares. These shareholders also personally and/or telephonically expressed their view that the low share price obviously made it more difficult to raise additional equity capital to help the Company grow its business and discussed the advisability of doing a reverse split of the Company’s shares. As a result of these communications and these shareholders express interest in agreeing to a reverse split, the Board of Directors approve the reverse split.

We do not believe that the communications between the Company’s President and these three shareholders involved a solicitation as defined in Rule 14a-1. The Company believes that these communications fall within the purview of 14a-2, whereby, a communication by a security holder who does not otherwise engage in a proxy solicitation (other than a solicitation exempt under section 240.14a–2) stating how the security holder intends to vote and their reasons, provided that the communication is made in response to unsolicited requests for additional information with respect to a prior communication by the security holder.

The aforementioned communications involved collaborative discussions between the President of the Company and a small group of involved shareholders for the purpose of exploring steps that would be in the best interests of the Company and all of the shareholders to further the Company’s publicly disclosed business plans. Further, all parties understood, that the Company did not have a sufficient number of authorized shares available to raise requisite additional funds though the issuance of shares and that the Company’s share prices has been trading at or about $0.008 for quite some time.

Paul Gain, in his discussions with the consenting shareholders, explained that potential investors expressed virtually no interest in investing in the Company’s common stock due to its low trading price. In his conversations with shareholders, they suggested that they would consent to a reverse stock split in order for the Company to be in a position to raise additional capital, which is in the best interest of all shareholders of the Company.

None of the discussions with these shareholders, including any of the disclosure covered by this Information Statement, resulted in disclosure of any non-public and/or material information. Management believes that the actions in obtaining the consents from these shareholders are proper and customary for the matters set forth in the Company’s Information Statement. Further, no commission or remuneration was paid in obtaining these consents.

2. As you note, the reverse stock split will have the effect of substantially increasing the number of shares available for issuance because the number of authorized shares will remain the same while the number of shares issued and outstanding will be reduced. Please revise your information statement to clarify whether you have any current plans, proposals or arrangements to issue any of the shares that will be available as a result of the reverse stock split. If you have no such plans, please include a clear statement to this effect.

Response: As stated, the Company has contacted a number of investors, in the past year, who expressed virtually no interest in investing in the Company’s common stock due to its low trading price. Management hopes that by reversing the Company’s stock, this will kindle interest in investing in the Company. We have revised the document where we state we do not have any current plans, proposals or arrangements to issue any of the shares that will be available as a result of the reverse stock split. See last sentence in the fourth paragraph under the section entitled “Purpose and Material Effects of the Reverse Stock Split.”

Mr. Kim, we hope our responses satisfactorily address your comments. Attached to this correspondence is an updated Preliminary Schedule 14C. Mr. Kim, please let us know, if we can file this Information Statement as a Definitive Schedule 14C.

On behalf of the company, we acknowledge that:

•         it is responsible for the adequacy and accuracy of the disclosures in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

Monster Offers

By: /s/ Paul Gain

Paul Gain

Chairman and Chief Executive Officer

attached: Revised Preliminary Schedule 14C

SCHEDULE 14C INFORMATION

Information Statement Pursuant to Section 14 (c)

of the Securities Exchange Act of 1934

(Amendment No. ____)

Check the appropriate box:

☑.	Preliminary Information Statement	☐.	Confidential, for Use of the Commission Only (as permitted by Rule 14c-5 (d)(2))
☐	Definitive Information Statement

MONSTER OFFERS

(Name of Registrant as Specified in Its Charter)

______________________________

Payment of Filing Fee (Check the appropriate box):

☑. No fee required.

☐ Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11.

1)        Title of each class of securities to which transaction applies:

2)        Aggregate number of securities to which transaction applies:

3)        Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule
0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4)        Proposed maximum aggregate value of transaction:

5)        Total fee paid:

☐. Fee paid previously with preliminary materials.

☐. Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)         Amount Previously Paid:

2)         Form, Schedule or Registration Statement No:

3)         Filing Party:

4)         Date Filed:

--------------------------------------------------------------------------------

MONSTER OFFERS

P.O. Box 1092

Bonsall, CA 92003

(760) 208-4905

To the Holders of Common Stock of Monster Offers:

This Information Statement is being circulated to inform the stockholders of action already approved by written consent of four of the majority stockholders holding the voting rights equivalent to 56% of the outstanding shares of our common stock. Pursuant to Rule 14c-2 under the Securities Exchange Act of 1934, as amended, the proposals will not be effective until at least 20-calendar days after the mailing of this Information Statement to our stockholders, warrant holders and option holders. Therefore, this Information Statement is being sent to you for informational purposes only.

WE ARE NOT ASKING YOU FOR A PROXY

AND YOU ARE REQUESTED NOT TO SEND US A PROXY

The actions to be effective 20-days after the mailing of this Information Statement are as follows:

Effecting a reverse split of the Company’s issued and outstanding common stock, of 300:1 (pursuant to which the number of authorized shares and par value of common stock will remain 75,000,000 shares, par value $0.001, following such reverse stock split); any fractional shares post-split will be rounded up to the next whole share.

Attached hereto for your review is an Information Statement relating to the above described action.

By Order of the Board of Directors,

/s/ Paul Gain

Paul Gain

Chief Executive Officer

[date], 2012

THIS INFORMATION STATEMENT IS BEING PROVIDED TO

YOU BY THE BOARD OF DIRECTORS OF THE COMPANY

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE

REQUESTED NOT TO SEND US A PROXY

INFORMATION STATEMENT

[date], 2012

GENERAL INFORMATION

This Information Statement has been filed with the U. S. Securities and Exchange Commission and is being furnished, pursuant to Section 14C of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to the holders (the “Stockholders”) of the common stock, par value $0.001 per share (the “Common Stock”), of Monster Offers, a Nevada corporation (the “Company”), to notify such Stockholders of the following:

On or about February 22, 2012, the Company received written consents in lieu of a meeting of Stockholders from four stockholders, who together own 36,075,000 shares representing approximately 56% of the 64,662,084 shares of the total issued and outstanding shares of voting stock of the Company (the “Majority Stockholders”) authorizing the Company’s Board of Directors, to effect a reverse split of the Company’s common stock of 300:1 (pursuant to which the number of authorized shares of common stock will remain 75,000,000 shares and the par value will remain $0.001, following such reverse stock split) (the “Reverse Stock Split”); any fractional shares post-split will be rounded up to the next whole share.

On February 22, 2012, the Board of Directors of the Company approved the above-mentioned actions, subject to Stockholder approval. The Majority Stockholders approved the action by written consent in lieu of a meeting on February 22, 2012, in accordance with the Nevada Corporate law. Accordingly, your consent is not required and is not being solicited in connection with the approval of the action.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND A PROXY

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors of the Company (the "Board") believes that the stockholders of the Company will benefit from the Reverse Stock Split because it will attract potential investment from outside investors which will create a more liquid public market for its common stock. In order to facilitate such transaction, the Board has determined that the capitalization structure of the Company should be simplified. No assurances can be given that such investors will be found.

Accordingly, it was the Board's opinion that the restructuring transactions described above would better position the Company to attract potential business candidates and provide the stockholders of the Company with the greatest potential return. The Board and the Majority Stockholders approved the above actions on February 22, 2012.

ACTIONS TO BE TAKEN

This Information Statement contains a brief summary of the material aspects of the actions approved by the Board and the Majority Stockholders.

DECREASE THE NUMBER OF ISSUED AND OUTSTANDING SHARES OF OUR COMMON STOCK

GENERAL

The Board approved a resolution to effect a three hundred-for-one reverse stock split. Under this Reverse Stock Split each 300 shares of our Common Stock will be converted automatically into one share of Common Stock. To avoid the issuance of fractional shares of Common Stock, all fractional shares will be rounded up to the next whole share. Any shareholder who owns three hundred or fewer shares will be rounded-up to one whole share. No fractional shares will be issued. The Company anticipates that the effective date of the Reverse Stock Split will be [date], 2012.

PLEASE NOTE THAT THE REVERSE STOCK SPLIT WILL NOT CHANGE YOUR PROPORTIONATE EQUITY INTERESTS IN THE COMPANY, EXCEPT AS MAY RESULT FROM THE ISSUANCE OR CANCELLATION OF SHARES PURSUANT TO THE FRACTIONAL SHARES.

PLEASE NOTE THAT THE REVERSE SPLIT WILL HAVE THE EFFECT OF SUBSTANTIALLY INCREASING THE NUMBER OF SHARES THE COMPANY WILL BE ABLE TO ISSUE TO NEW OR EXISTING SHAREHOLDERS BECAUSE THE NUMBER OF AUTHORIZED SHARES AND THE PAR VALUE PER SHARE OF COMMON STOCK WILL REMAIN THE SAME WHILE THE NUMBER OF SHARES ISSUED AND OUTSTANDING WILL BE REDUCED TWENTY-FIVE-FOLD.

PURPOSE AND MATERIAL EFFECTS OF THE REVERSE STOCK SPLIT

The Board of Directors believe that, among other reasons, the number of outstanding shares of our Common Stock have contributed to a lack of investor interest in the Company and has made it difficult to attract new investors and potential business candidates. The Board of Directors has proposed the Reverse Stock Split as one method to attract business opportunities in the Company.

When a company engages in a reverse stock split, it substitutes one share of stock for a predetermined amount of shares of stock. It does not increase the market capitalization of the company. An example of a reverse split is the following. A company has 10,000,000 shares of common stock outstanding. Assume the market price is $0.01 per share. Assume that the company declares a 5-for-1 reverse stock split. After the reverse split, that company will have 1/5 as many shares outstanding, or 2,000,000 shares outstanding. The stock will have a market price of $0.05. If an individual investor owned 10,000 shares of that company before the split at $0.01 per share, he will own 2,000 shares at $0.05 after the split. In either case, his stock will be worth $100. He is no better off before or after. Except that such company hopes that the higher stock price will make that company look better and thus the company will be a more attractive merger target for potential business. There is no assurance that that company's stock will rise in price after a reverse split or that a suitable merger candidate will emerge.

We believe that the Reverse Stock Split may improve the price level of our Common Stock and that the higher share price could help generate interest in the Company among investors and other business opportunities. However, the effect of the reverse split upon the market price for our Common Stock cannot be predicted, and the history of similar stock split combinations for companies in like circumstances is varied. There can be no assurance that the market price per share of our Common Stock after the reverse split will rise in proportion to the reduction in the number of shares of Common Stock outstanding resulting from the reverse split. The market price of our Common Stock may also be based on our performance and other factors, some of which may be unrelated to the number of shares outstanding.

If the reverse stock split successfully increases the per share price of our Common Stock, the Board of Directors further believes such increase may facilitate future financings by the Company. In addition, the resulting reduction in the number of issued and outstanding shares of Common Stock will provide the Company with additional authorized but unissued shares which could be utilized for future product acquisitions or to otherwise raise funds to help build the Company's business objectives. The Company does not have any current plans, proposals or arrangements to issue any of the shares that will be available as a result of the reverse stock split.

The board of directors of Monster Offers may authorize, without further shareholder approval, the issuance of such shares of common stock or preferred stock to such persons, for such consideration, and upon such terms as the board of directors determines. Such issuance could result in a significant dilution of the voting rights and the stockholders' equity, of then existing shareholders.

Issuance of additional common stock may have the effect of deterring or thwarting persons seeking to take control of Monster Offers through a tender offer, proxy fight or otherwise or to bring about removal of incumbent management or a corporate transaction such as merger. For example, the issuance of common stock or preferred stock could be used to deter or prevent such a change of control through dilution of stock ownership of persons seeking to take control or by rendering a transaction proposed by such persons more difficult.

The reverse split will affect all of our stockholders uniformly and will not affect any stockholder's percentage ownership interests in the Company or proportionate voting power, except to the extent that the reverse split results in any of our stockholders owning a fractional share. All stockholders holding a fractional share shall be issued an additional share. In other words, if a shareholder holds three hundred shares or less in the Company, following the reverse split, the shareholder will own one share. The principal effect of the reverse split will be that the number of shares of Common Stock issued and outstanding will be reduced from 64,662,084 shares as of February 22, 2012 to approximately 215,540 shares (depending on the number of fractional shares that are issued or cancelled). The number of authorized shares and the par value of Common Stock will not be affected. The following chart depicts the capitalization structure of the Company, both, pre- and post-split (the post-split issued shares may differ slightly based on the number of fractional shares):

Pre-Reverse Stock Split
Authorized Shares	Issued Shares	Authorized but Unissued
75,000,000	64,662,084	10,377,916

	Post-Reverse Stock Split
Authorized Shares	Issued Shares	Authorized but Unissued
75,000,000	215,540	74,784,460

The reverse split will not affect the par value of our Common Stock. As a result, on the effective date of the reverse split, the stated capital on our balance sheet attributable to our Common Stock will be reduced to less than the present amount, and the additional paid-in capital account shall be credited with the amount by which the stated capital is reduced. The per share net income or loss and net book value of our Common Stock will be increased because there will be fewer shares of our Common Stock outstanding.

The reverse split will not change the proportionate equity interests of our stockholders, nor will the respective voting rights and other rights of stockholders be altered, except for possible immaterial changes. The Common Stock issued pursuant to the reverse split will remain fully paid and non-assessable. The reverse split is not intended as, and will not have the effect of, a "going private transaction" covered by Rule 13e-3 under the Securities Exchange Act of 1934. We will continue to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934.

Stockholders should recognize that they will own a fewer number of shares than they presently own (a number equal to the number of shares owned immediately prior to the filing of the certificate of amendment divided by three hundred). While we expect that the reverse split will result in an increase in the potential market price of our Common Stock, there can be no assurance that the reverse split will increase the potential market price of our Common Stock by a multiple equal to the exchange number or result in the permanent increase in any potential market price (which is dependent upon many factors, including our performance and prospects). Also, should the market price of our Common Stock decline, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would pertain in the absence of a reverse split. Furthermore, the possibility exists that potential liquidity in the market price of our Common Stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse split. In addition, the reverse split will increase the number of stockholders of the Company who own odd lots (less than 100 shares). Stockholders who hold odd lots typically will experience an increase in the cost of selling their shares, as well as possible greater difficulty in effecting such sales. Consequently, there can be no assurance that the reverse split will achieve the desired results that have been outlined above.

ANTI-TAKEOVER EFFECTS OF THE REVERSE STOCK SPLIT

THE OVERALL EFFECT OF THE REVERSE STOCK SPLIT MAY BE TO RENDER MORE DIFFICULT THE ACCOMPLISHMENT OF MERGERS OR THE ASSUMPTION OF CONTROL BY A PRINCIPAL STOCKHOLDER, AND THUS MAKE DIFFICULT THE REMOVAL OF MANAGEMENT.

The effective increase in our authorized shares could potentially be used by management to thwart a take-over attempt. The over-all effects of this proposal might be to render it more difficult or discourage a merger, tender offer or proxy contest, or the assumption of control by a holder of a large block of the Company’s securities and the removal of incumbent management. The proposal could make the accomplishment of a merger or similar transaction more difficult, even if, it is beneficial to shareholders. Management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, that would provide an above market premium, by issuing additional shares to frustrate the take-over effort.

The anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Corporation Law apply to Monster Offers. Section 78.438 of the Nevada law prohibits the Company from merging with or selling more than 5% of its assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired the Monster Offer shares, unless the transaction is approved by Monster Offer’s Board of Directors.

The provisions also prohibit Monster Offers from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of Monster Offers.

As discussed below, the reason the Reverse Stock Split is being proposed is to increase the amount of shares the Company is able to issue in order to attract potential investors and conduct a financing. This proposal is not the result of management’s knowledge of an effort to accumulate the issuer’s securities or to obtain control of the issuer by means of a merger, tender offer, solicitation or otherwise.

Neither the Company’s Articles nor its By-laws presently contain any provisions having anti-takeover effects and this proposal is not a plan by management to adopt a series of amendments to the Company’s charter or by-laws to institute an anti-takeover provision. The Company does not have any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.

The advantage of the Reverse Stock Split will be to permit the Company to pursue financing from investors and issue shares of common stock in exchange for the financing. This is the main purpose for the Reverse Stock Split and if the Reverse Stock Split is not completed, the Company would not be able to issue additional shares sufficient to complete a financing. The main disadvantage to the Reverse Stock Split is that it may have an anti-takeover effect and discourage any potential mergers or tender offers.

As discussed above, the Reverse Stock Split was the subject of a unanimous vote by the Board of Directors approving the Reverse Stock Split. There are no rules or practices on any stock exchange that permit such exchange to reserve the right to refuse to list or to de-list any stock which completes a reverse stock split.

DISSENTER’S RIGHTS OF APPRAISAL

Under Nevada Law, dissenting shareholders are not entitled to appraisal rights with respect to this reverse stock split, and we will not independently provide the shareholders with any such right.

PROCEDURE FOR EXCHANGE OF STOCK CERTIFICATES

The Company anticipates that the reverse split will become effective on [date], 2012, or as soon thereafter as is practicable, which we will refer to as the "effective date." Beginning on the effective date, each certificate representing pre-reverse split shares will be deemed for all corporate purposes to evidence ownership of post-reverse split shares.

Our transfer agent, Empire Stock Transfer, Inc, 1859 Whitney Mesa Drive, Henderson, NV 89014, will act as exchange agent for purposes of implementing the exchange of stock certificates. We refer to such person as the "exchange agent." Holders of pre-reverse split shares are asked to surrender to the exchange agent certificates representing pre-reverse split shares in exchange for certificates representing post-reverse split shares in accordance with the procedures set forth in the letter of transmittal enclosed with this Information Statement. No new certificates will be issued to a stockholder until that stockholder has surrendered the stockholder's outstanding certificate(s) together with the properly completed and executed letter of transmittal.

FRACTIONAL SHARES

We will not issue fractional certificates for post-reverse split shares in connection with the reverse split. To the extent any holders of pre-reverse split shares are entitled to fractional shares as a result of the Reverse Stock Split, the Company will issue an additional share to all holders of fractional shares.

STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE AND SHOULD NOT SUBMIT ANY CERTIFICATES WITHOUT THE LETTER OF TRANSMITTAL.

SUMMARY OF REVERSE STOCK SPLIT

Below is a brief summary of the Reverse Stock Split:

  The issued and outstanding Common Stock shall be reduced on the basis of one post-split share of the Common Stock for every three hundred pre-split shares of the Common Stock outstanding. If a shareholder holds three hundred shares or less in the Company, following the reverse split, the shareholder will own one share. The consolidation shall not affect any rights, privileges or obligations with respect to the shares of the Common Stock existing prior to the consolidation.

  Stockholders of record of the Common Stock as of [date], 2012 shall have their total shares reduced on the basis of one post-split share of Common Stock for every 300 pre-split shares outstanding.

  As a result of the reduction of the Common Stock, the pre-split total of issued and outstanding shares of 64,662,084 shall be consolidated to a total of approximately 215,540 issued and outstanding shares (depending on the number of fractional shares).

  The Company's authorized number of common stock shall remain at 75,000,000 shares of the Common Stock.

  The par value of the Company's common stock will not change.

  This action has been approved by the Board and the Majority Shareholders.

The entire cost of furnishing this Information Statement will be borne by the Company. The Company will request brokerage houses, nominees, custodians, fiduciaries and other like parties to forward this Information Statement to the beneficial owners of the Common Stock held of record by them and will reimburse such persons for their reasonable charges and expenses in connection therewith. The Board of Directors has fixed the close of business on [date], 2012, as the record date (the “Record Date”) for the determination of Stockholders, Warrant Holders and Options Holders who are entitled to receive this Information Statement.

Each share of our common stock entitles its holder to one vote on each matter submitted to the stockholders. However, because the stockholders holding at least a majority of the voting rights of all outstanding shares of capital stock as of the Record Date have voted in favor of the foregoing actions by resolution; and having sufficient voting power to approve such proposals through their ownership of the capital stock, no other consents will be solicited in connection with this Information Statement.

You are being provided with this Information Statement pursuant to Section 14C of the Exchange Act and Regulation 14C and Schedule 14C thereunder, and, in accordance therewith, the forgoing action will not become effective until at least 20 calendar days after the mailing of this Information Statement.

This Information Statement is being mailed on or about [date], 2012 to all Stockholders of record as of the Record Date.

OUTSTANDING VOTING SECURITIES

As of the date of the Consent by the Majority Stockholders, February 22, 2012, the Company had 64,662,084 shares of Common Stock issued and outstanding. Each share of outstanding Common Stock is entitled to one vote on matters submitted for Stockholder approval. Preferred Stockholders are not entitled to vote on matters submitted for Stockholder approval.

On February 22, 2012, the holders of 36,075,000 shares (or approximately 56% of the 64,662,084 shares of Common Stock then outstanding), executed and delivered to the Company a written consent approving the action set forth herein. Since the action has been approved by the Majority Stockholders, no proxies are being solicited with this Information Statement.

Nevada Revised Statute 78.2055, provides in substance that unless the Company’s Articles of Incorporation provides otherwise, stockholders holding a majority of the voting power of the affected class or series may take action without a meeting of stockholders and without prior notice if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of all shares of the Company’s common stock owned on the Record Date for (i) each person who owns beneficially more than five percent of the outstanding shares of common stock, (ii) each of our directors and named executive officers, (iii) all directors and officers in a group and (iv) the other shareholders who voted in favor of the reverse split:

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Shares of Common Stock (1)

Paul Gain (2)	14,700,000	22.7%
Powerhouse Development (3)	16,875,000	26.1%
Scott Gerardi(4)	3,000,000	4.6%
Jonathan Marshall (5)	1,500,000	2.3%
All Directors and Officers as a Group	14,700,000	22.7%

(1) Percent of Class based on 64,662,084 shares.

(2) Paul Gain, President & Chairman of Monster Offers, P.O. Box 1092, Bonsall, CA 92003.

(3) Powerhouse Development, a Panamanian Corporation, Box 832-0816, World Trade Center,

Panama City Panama. Marisela Simmons has the voting and dispositive power over the shares owned by this entity.

(4) Scott Gerardi, non-affiliated shareholder, 8275 S. Eastern Avenue, Suite 200-306, Las

Vegas, NV 89123.

(5) Jonathan Marshall, non-affiliated shareholder, Calle Eusebio A. Morales, Edificio Carpaz

#2A, Panama City, Panama.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Form 10-K and 10-Q (the “1934 Act Filings”) with the Securities and Exchange Commission (the “Commission”). Reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained at the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material can be obtained upon written request addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site on the Internet (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission through the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”).

The following documents as filed with the Commission by the Company are incorporated herein by reference:

1. Annual Report on Form 10-K for the year ended December 31, 2010

2. Periodic Reports on Form 10-Q for the quarter ended March 31, 2011, June 30, 2011 and

September 30, 2011

DELIVERY OF DOCUMENTS TO SECURITY HOLDERS SHARING AN ADDRESS

If hard copies of the materials are requested, we will send only one Information Statement and other corporate mailings to stockholders who share a single address unless we received contrary instructions from any stockholder at that address. This practice, known as “householding,” is designed to reduce our printing and postage costs. However, the Company will deliver promptly upon written or oral request a separate copy of the Information Statement to a stockholder at a shared address to which a single copy of the Information Statement was delivered. You may make such a written or oral request by (a) sending a written notification stating (i) your name, (ii) your shared address and (iii) the address to which the Company should direct the additional copy of the Information Statement, to the Company at Corporate Secretary, P.O. Box 1092, Bonsall, CA 92003, telephone: (760) 208-4905.

If multiple stockholders sharing an address have received one copy of this Information Statement or any other corporate mailing and would prefer the Company to mail each stockholder a separate copy of future mailings, you may send notification to or call the Company’s principal executive offices. Additionally, if current stockholders with a shared address received multiple copies of this Information Statement or other corporate mailings and would prefer the Company to mail one copy of future mailings to stockholders at the shared address, notification of such request may also be made by mail or telephone to the Company’s principal executive offices.

By Order of the Board of Directors

/s/ Paul Gain

Paul Gain

Chief Executive Officer